

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2008

Mr. Michael Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

> **Re: Pegasi Energy Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2008**
> **File No. 333-149241**

Dear Mr. Neufeld:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Corporate History, page 24

1.   We note from your disclosure that "Marion traded its 30% partnership interest in 59 Disposal, LP for 30% ownership in 59 Disposal's assets." Please tell us and expand your disclosure to explain the accounting impact of this transaction, if any. We note your related disclosure within footnote 15 on page F-28. Please advise.

Well Economics, page 26

2.   We note from your response to prior comment number 12 that you revised the disclosures to comply with FAS 69. However, we were unable to determine how your revisions included the additional disclosures requested by the prior

Mr. Michael Neufeld
Pegasi Energy Resources Corporation
May 23, 2008
Page 2

comment. Therefore, we reissue prior comment number 12 in its entirely. Please expand your disclosure accordingly or otherwise explain to us how you have complied with prior comment number 12.

Certain Relationships and Related Party Transactions, page 41

3.   We note your disclosure that TR Energy owed you $539,805 for its proportionate share of the operating losses incurred by 59 Disposal and a jointly owned pipeline. Based on this disclosure, it appears that, prior to your acquisition of 59 Disposal in December 2007, you were accounting for the operations of this entity and a certain jointly owned pipeline under the proportionate method of accounting. If our understanding is correct, please tell us and expand your accounting policy footnote to explain how you complied with EITF 00-1, which allows for proportionate gross financial statement presentation for equity method investments in either the construction or extractive industry and not in such activities as refining, marketing or transporting extracted mineral resources, or otherwise advise.

Consolidated Statements of Operations, page F-4

4.   We note that you present stock-based compensation as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F for further guidance.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

5.   Please expand your footnote disclosure to explain the nature of transaction that resulted in the capital distribution during 2007 of $257,942.

Note 3. Restatement of Consolidated Financial Statements, page F-12

6.   We note from your disclosure that one of your restatements was to "properly present net loss and capital attributable to Marion's minority interest in 59 Disposal." Based on this disclosure, please explain where you have reported the referenced minority interest in your consolidated financial statements.

Note 11. Stock-Based Compensation, page F-23

7.   We note from your disclosure on page F-24 that you used an expected term of 5 years in your Black-Scholes valuation model. Given that you granted stock options for the first time in 2007, please tell us how you determined that the

expected term of these options was 5 years. Refer to SAB Topic 14:D:2
concerning the use of expected term in the Black-Scholes model.

Note 13. Income Taxes, page F-25

8.   We note from your response to prior comment number 24 that you report the
        Texas franchise taxes on a gross basis. We further note your expanded disclosure
        on page F-26, which states, "As the tax base for computing Texas margin tax is
        derived from gross receipts, the Company has determined the margin tax is an
        income tax and the effect on deferred tax assets and liabilities should be included
        in the deferred tax calculation;" and that this amount "is reflected in the income
        tax expense in the accompanying consolidated statement of operations." Please
        confirm, if true, that your response with respect to Texas franchise tax relates to
        your disclosure concerning the Texas margin tax or otherwise advise. In addition,
        please clarify in your disclosure whether you are reporting your Texas margin tax
        on a gross or net basis, as contemplated by paragraph four of EITF 06-3.

Supplemental Oil and Gas Data, page F-31

Costs Incurred

9.   We note your inclusion of a separate line for asset retirement costs. Please
        modify your presentation so that amounts incurred related to asset retirement
        obligations are included in the balance of the line items required to be disclosed
        as there is no provision for this line item in paragraph 21 and Illustration 2 of FAS
        69.

Engineering Comments

Business, page 24

Well Economics, page 26

10.   We have reviewed your response to prior comment 32. Please revise your
        document to disclose the average sales price received for oil and for gas in both
        2006 and 2007.   Please see Industry Guide 2.

Supplemental Oil and Gas Data, page F-32

Reserve Quantity Information, page F-32

11.   Please revise your document to disclose that the independent engineer that
        determined your reserves also planned and supervised the drilling and completion

of the four wells that you have drilled in the East Texas project. Separately disclose the compensation that you provided for the drilling work and for the reserve estimation work for each of the last two years. Also, tell us his background in estimation of reserves.

Changes in proved developed and undeveloped reserves, page F-32

12. We have reviewed your response to comment 34. As new reserves were added due to the drilling of wells, these increases should be described as discoveries and extensions and not revisions. Please see paragraph 11 of SFAS 69. Please revise your document as necessary.

13. Please confirm that the recent drilling and testing which justified the increase in reserves took place as of December 31, 2007.

14. We have reviewed your response to prior comment 35 and re-issue our prior comment as you still report twice the reserves and your production has decreased significantly from 2006 to 2007. Your production in the first two months of 2008 will only provide annual production of 5,232 barrels of oil and 58,056 mcf of gas from your proved developed reserves assuming this production rate is constant throughout the year, which it will not be. This volume is still significantly lower than that produced in both 2006 and 2007. Please tell us the basis for maintaining and increasing your proved developed reserves when your production is declining at such a significant rate or alternatively revise your reserves as necessary.

15. We have reviewed your response to prior comment 37. We do not believe that the supplemental information you cite supports the long reserve lives and note that the revised reserve volumes increase the reserve lives to 79 years for your proved developed oil reserves and to 56 years for your proved developed gas reserves. Therefore we re-issue our prior comment and with a view towards disclosure please provide sufficient reasons for these long reserve lives or reduce your reserves accordingly.

16. We have reviewed your response to prior comment 38. Proved developed reserves that require significant costs in the future to bring on production should be classified as proved undeveloped reserves but only if they are scheduled to be completed in a reasonable time frame of approximately five years. However, we note projects that are not scheduled to be completed until beyond 2022. Please tell us why you believe these undeveloped reserves meet the definition of proved reserves or revise your document to remove them.

17. For clarification purposes, please provide summary information from the reserve report that shows the following in tabular format as of December 31, 2007 with

NPV at 10% of all reserve categories shown below after you have made any necessary reserve adjustments due to the other comments:

- Proved developed producing net oil reserves;
- Provided developed producing net gas reserves;
- Proved developed non-producing net oil reserves;
- Proved developed non-producing net gas reserves;
- Proved developed behind-pipe net oil reserves;
- Proved developed behind-pipe net gas reserves;
- Proved undeveloped net oil reserves;
- Proved undeveloped net gas reserves.

18.   In Book 1 of the reserve report the evaluator stated that the forecast production profiles for Proved Undeveloped vertical wells were based on cumulative production versus time curve analysis of new Cotton Valley (Taylor) wells currently or recently being completed in the nearby Woodlawn field. Please tell us how near the Woodlawn field is to your wells and the length of production history as of December 31, 2008 you had from the new wells used as an analogy.

19.   In Book 1 of the reserve report the evaluator stated that the forecast production profiles for horizontal wells were based on three times the average vertical well cumulative production profile for Bossier C Sand wells in the Kildare and E. Linden fields. Please tell us the basis for this estimate and how it meets the definition of proved reserves. Tell us if any horizontal wells have been drilled into the Bossier Sand in this area and if so what the results have been.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Controls and procedures, page 30

Disclosure Controls and Procedures

20.   We note you have not concluded as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Please modify your disclosure as appropriate under the guidance in Item 307 of Regulation S-K.

21.   In addition, please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded as to the effectiveness of your disclosure controls and procedures at the reasonable assurance level or otherwise advise and so state. In this regard, we note your statement that "In designing and

evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures."

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3683 with any other questions.

             Sincerely,

             Jill S. Davis
             Branch Chief